

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

David Shrier
Chief Executive Officer
Adit EdTech Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

   Re: **Adit EdTech Acquisition Corp.**
     Amendment No. 13 to Form S-4
     Exhibit Nos. 10.8.1, 10.9, 10.10, 10.10.1, 10.11, 10.20, 10.24, 10.25, 10.26, 10.27, 10.28
     Filed November 1, 2023
     File No. 333-261880

Dear David Shrier:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

          Sincerely,

          Division of Corporation Finance